Filed by Exxon Mobil Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.
(Commission File No.: 001-10662)

The following is the written testimony of Rex W. Tillerson, Chairman of the Board and Chief Executive Officer of ExxonMobil, at the hearing entitled “The ExxonMobil-XTO Merger: Impacts on U.S. Energy Markets” before the Committee on Energy and Commerce, Subcommittee on Energy and the Environment of the House of Representatives of the United States Congress on January 20, 2010.

Rex W. Tillerson
Chairman and CEO, Exxon Mobil Corporation
U.S. House of Representatives
Subcommittee on Energy and Environment Hearing
January 20, 2010

Chairman Markey… Ranking Member Upton… members of the Subcommittee.

Thank you for the opportunity to appear today.

Americans face a critical challenge: continuing to develop affordable, reliable and secure energy supplies needed to grow our economy and create jobs, while also continuing to improve the  environmental aspects of energy production and use.

The combination of ExxonMobil and XTO is an important step towards addressing this challenge.

The development of our combined resources will create the opportunity for more jobs and investment in the production of cleaner-burning natural gas spread across many parts of the United States.

It will support our nation’s economic recovery, strengthen our nation’s energy security, and help meet our nation’s environmental goals.

At ExxonMobil, we focus on the long-term.  The global scale of our industry, the volatility of the world commodity market in which we compete, and the decades-long timeframes of our projects requires us to plan far into the future.

Our agreement with XTO is consistent with this approach.  It combines the complementary strengths of our two companies – XTO’s technical expertise and substantial unconventional natural gas resource base in the United States, and ExxonMobil’s own global resource base, advanced R&D, proven operational capabilities, global scale and financial capacity.

It will better position us to meet Americans’ long-term needs for affordable, reliable, cleaner-burning natural gas.

Enabling a strong and growing U.S. economy requires meeting Americans’ total energy needs – including fuels to power their businesses, heat their homes, and generate electricity.

Increases in domestic natural gas supplies could meet an increasingly important share of these needs.  This is due in large part to important technologies pioneered by ExxonMobil, XTO and others which enable us to unlock enormous supplies of unconventional natural gas in the United States.

With recent advances in extended reach horizontal drilling, combined with the time-tested technology of hydraulic fracturing – a process in use for more than 60 years – we can now find and produce unconventional natural gas supplies miles below the surface in a safe, efficient and environmentally responsible manner.

Thanks to innovations such as these, unconventional natural gas is projected to meet most of America’s domestic natural gas demand by 2030, representing a substantial change in the overall energy profile of the United States.

In the five-year span ending in 2008, the U.S. Energy Information Administration estimates that U.S. total proven natural gas reserves increased by about 30 percent to 245 trillion cubic feet, or the equivalent of about 41 billion barrels of oil.

In an eighteen-month span ending in mid-2008, natural gas production in the United States increased over 13 percent, to 57 billion cubic feet per day.  That increase is equivalent to all of the natural gas production in the United Kingdom.

And total U.S. natural gas resource estimates have increased 35 percent in the last two years.  From this, Americans can now count on nearly a century of domestic natural gas supply at current rates of consumption.

In addition to its domestic abundance, natural gas holds several other advantages for Americans.

It is the cleanest-burning of the fossil fuels, emitting up to 60 percent less carbon dioxide than the current leading fuel source used to meet Americans’ electricity needs.

Natural gas production is also responsible for significant economic activity, job creation and revenues for local, state and federal governments in the United States.

In 2008, it contributed $385 billion to our nation’s economy and supported more than 2.8 million American jobs.  More than 622,000 of these jobs were through direct employment – representing a 20 percent increase since 2006.  Significant job growth occurred in many states, including Arkansas, Colorado, North Dakota, South Dakota, Utah and Pennsylvania.

Discovering, developing and delivering cleaner-burning natural gas is integral to the work of the U.S. oil and gas industry, which in 2007 alone contributed more than $1 trillion to our nation’s economy and supported more than 9 million American jobs.

The challenge Americans face is significant.  To reverse our nation’s economic difficulties, meet our energy needs, and reach our environmental goals, we must all do our part.

Governments help by upholding stable tax and regulatory policies which encourage competition on a level playing field.

Consumers help by using energy efficiently.

And industry helps by taking the risk to develop new energy technologies and new, cleaner-burning energy resources, such as unconventional natural gas.

In my view, the combination of XTO and ExxonMobil will enable us to more effectively play our part in addressing the challenge our nation faces, and will help create the integrated solutions that provide Americans with the energy supplies, the energy security, the environmental protection, and the economic growth they expect and deserve.

Thank you.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  ExxonMobil will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of XTO that also constitutes a prospectus of ExxonMobil.  ExxonMobil and XTO also plan to file other documents with the SEC regarding the proposed agreement.  A definitive proxy statement/prospectus will be mailed to stockholders of XTO. INVESTORS AND SECURITY HOLDERS OF XTO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ExxonMobil and XTO, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at 972-444-1156. Copies of the documents filed with the SEC by XTO will be available free of charge on

XTO’s internet website at www.xtoenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting XTO’s Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 17, 2009.  Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 13, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document relating to future plans, projections, events or conditions are forward-looking statements.  Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; ExxonMobil’s ability to achieve the synergies and value creation contemplated by the proposed agreement; ExxonMobil’s ability to promptly and effectively integrate XTO’s businesses; and the diversion of management time on agreement-related issues.  Other factors that could materially affect ExxonMobil’s and XTO’s actual results, including project plans, costs, timing, and capacities; capital and exploration expenditures; and share purchase levels, include:  changes in long-term oil or gas prices or other market or economic conditions affecting the oil and gas industry; completion of repair projects as planned; unforeseen technical difficulties; political events or disturbances; reservoir performance; the outcome of commercial negotiations; wars and acts of terrorism or sabotage; changes in technical or operating conditions; and other factors discussed under the heading “Factors Affecting Future Results” available through the “investors” section on ExxonMobil’s website, in Item 1A of ExxonMobil’s 2008 Form 10-K and in Item 1A of XTO’s 2008 Form 10-K.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ExxonMobil or XTO.  Neither ExxonMobil nor XTO assumes any duty to update these statements as of any future date.  References to quantities of oil or natural gas may include amounts that ExxonMobil or XTO believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.